UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2002

BLUE SQUARE - ISRAEL LTD.
(Translation of Registrant's Name into English)

2 Ha'amal St., Sibal Industrial Park Rosh Ha'ain 48092, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD

By: ______________________

Iris Penso, Adv.
Corporate Legal Counsel
And Corporate Secretary

Date: May 14, 2002

Contact:
Blue Square-Israel Ltd.
Iris Penso
Corporate Legal Counsel and Corporate Secretary
Tel: 972-3-9282670
Fax: 972-3-9021359
Email: irisp@coop.il

Amendment of the Management Fee paid to Co-Op Blue Square Consumers Cooperative Society Ltd. ("Co-OP") by Blue Square-Israel Ltd ("the Company")

Rosh Haayin, Israel – May __, 2002 – Blue Square-Israel Ltd. (NYSE: BSI), announced today that the Company shall pay to the Co-Op, the owner of approximately 78.1% of the Company's ordinary shares, a management fee in the amount of $600,000, in accordance with the Management Agreement entered into by the parties in 1996 ("**Management Agreement**"). The amount to be paid by the Company to the Co-Op is in accordance with a resolution of the Board of Directors and the Audit Committee of the Company, dated May 14 2002.

In the year 2001 the Company paid to the Co-Op, $750,000 as management fee, according to the Management Agreement and in consideration for the same services to be provided by the Co-Op to the Company in 2002.

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Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.

Contact:
Blue Square-Israel Ltd.
Iris Penso
Corporate Legal Counsel and Corporate Secretary
Tel: 972-3-9282670
Fax: 972-3-9021359
Email: irisp@coop.il

Amendment of the Management Fee paid to Co-Op Blue Square Consumers Cooperative Society Ltd. ("Co-OP") by Blue Square-Israel Ltd ("the Company")

Rosh Haayin, Israel – May __, 2002 – Blue Square-Israel Ltd. (NYSE: BSI), announced today that the Company shall pay to the Co-Op, the owner of approximately 78.1% of the Company's ordinary shares, a management fee in the amount of $600,000, in accordance with the Management Agreement entered into by the parties in 1996 ("**Management Agreement**"). The amount to be paid by the Company to the Co-Op is in accordance with a resolution of the Board of Directors and the Audit Committee of the Company, dated May 14 2002.

In the year 2001 the Company paid to the Co-Op, $750,000 as management fee, according to the Management Agreement and in consideration for the same services to be provided by the Co-Op to the Company in 2002.

#

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.